SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                     Under the Security Exchange Act of 1934
                                (Amendment No. 4)


                                  IMATRON INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   452906 10 0
                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                                Severson & Werson
                       One Embarcadero Center, 26th Floor
                             San Francisco, CA 94111
                                 (415) 398-3344
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                   July, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with the statement { }.


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                                  SCHEDULE 13D

CUSIP No. 452906 10 0

1.           NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Terry Ross

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a {   }
                         b {   }

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*

             PF for each reporting person

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                         {   }

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA



NUMBER OF               7.    SOLE VOTING POWER

SHARES                        Reporting Person has sole voting power
                              over the 7,008,490shares (of which
BENEFICIALLY                  3,798,713 represent Common Stock,
                              100,000 represent vested Warrants to
OWNED BY                      purchase Common Stock, 118,750 represent vested
                              Options to purchase Common Stock, and 2,991,027
EACH                          represent vested Call Options to purchase
                              Common Stock).
REPORTING

PERSON WITH              8.   SHARED VOTING POWER

                              None

                         9.   SOLE DISPOSITIVE POWER

                              Reporting Person has sole dispositive power over the 7,008,490 shares

                       10.    SHARED DISPOSITIVE POWER

                              None



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                            {   }

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            7.17%

14.  TYPE OF REPORTING PERSON*

     ITEM 1 --      Security and Issuer:

                  Imatron Inc.

                  Executive Office Address:

                  389 Oyster Point Boulevard
                  So. San Francisco, California 94080

      ITEM 2 --      Identity and background

a.    Name:  Terry Ross

b.    Residence or Business Address:

           389 Oyster Point Boulevard
           So. San Francisco, California 94080

c.     Present principal occupation and name of employer:

          President, Issuer

d.        Criminal Convictions:       None

e.        Civil Judgments, etc.:      None

f.        Citizenship:                U.S.A.

       ITEM 3 --      Source and Amount of Funds or Other Consideration:

                  Personal Funds

       ITEM 4 --      Purpose of Transaction

         Reporting person has acquired beneficial ownership of the securities in connection with his employment with Issuer and for investment purposes. Depending on market conditions and other factors, the reporting person may make further investments in the Company's securities and/or receive additional common stock, options and warrants as a form of compensation or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

         Except in connection with his employment by and responsibilities to Company, as of the date hereof, the reporting person has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 of Schedule 13D.

         ITEM 5 --      Interest in Securities of Issuer

a.       Number of Shares:    7,008,490 (of which 100,000 represent vested
                              warrants to  purchase  common  stock,  118,750
                              represent vested options to purchase common stock and 2,991,027 represent vested call options to purchase common stock).

                              Percentage Ownership of Class:  7.17%

b.        Shares of Sole Power to Vote:  Reporting Person has sole power to vote the 7,008,490 shares
          Shares of Joint Power to Vote:  0
          Shares of Sole Power to Dispose:  7,008,490
          Shares of Joint Power to Dispose:  None

c.        Transactions effected since the most recent filing on Schedule 13D:

          None

d.        Power to Direct:  None

e.        Not applicable

          ITEM 6 --      Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

                  None

           ITEM 7 --      Material to Be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 13, 1999                       /s/  Terry Ross
                                      ----------------------------------------